Filed by Apergy Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Apergy Corporation

Commission File No.: 001-38441

File No. of Related Registration Statement: 333-236379

This filing relates to a proposed business combination involving

Apergy Corporation, Ecolab Inc. and ChampionX Holding Inc.

The following is a transcript of a conference call conducted via live webcast by Apergy Corporation on March 31, 2020:

Operator

Welcome to the Apergy Business Update Conference Call. My name is John, and I’ll be your operator for today’s call. (Operator Instructions) Please note, the conference is being recorded.

And I will now turn the call over to David Anderson at Barclays.

John David Anderson Barclays Bank PLC, Research Division - Director and Senior North America Oilfield Services & Equipment Analyst

Thank you very much, John. Good morning, and thank you for joining today’s virtual fireside conference call with the management of Apergy Corporation. My name is David Anderson, Senior Equity Analyst at Barclays. I’ll be moderating today’s discussion with Apergy’s CEO, Soma Somasundaram, who is also being joined by Deric Bryant, EVP at Ecolab and President of ChampionX.

This is intended to be a wide-ranging discussion with 3 primary topics in mind: first, the underlying business and its differentiation in a rapidly changing oil market; second, a look at the balance sheet, liquidity and future funding needs; and finally, an opportunity to clear up any misconceptions related to the pending ChampionX transaction with Ecolab.

On Apergy’s website, the company has posted a presentation that investors may use for reference during this call. We will not be taking any questions.

So let me first begin by introducing Soma Somasundaram, CEO of Apergy.

QUESTIONS AND ANSWERS

John David Anderson Barclays Bank PLC, Research Division - Director and Senior North America Oilfield Services & Equipment Analyst

Good morning, Soma. How are you doing? Unprecedented times, to say the least.

Sivasankaran Somasundaram Apergy Corporation - President, CEO & Director

Good morning, Dave. Indeed. First of all, thank you, Dave. I appreciate you hosting the call. I’d like to thank everyone this morning for joining the call, and I’m very pleased to have Deric with me here. And before I be jumping to the questions you may have, I would like to thank all the people in the front line who are working hard to fight the COVID-19 pandemic. I want to extend a special thanks to all of Apergy and ChampionX employees who are working hard in this unprecedented times to meet our customer needs. Their commitment and dedication truly inspires me, Dave.

So I’d like to turn now to you for any questions you have.

John David Anderson Barclays Bank PLC, Research Division - Director and Senior North America Oilfield Services & Equipment Analyst

Okay, Soma, thank you very much. So like as I said at the beginning, we’re going to kind of break this up into 3 different parts. So the first part would be on the underlying business. Let’s just talk a little bit about the differentiation of Apergy’s core business lines. I think when investors look on the surface, you having 70% of your revenue generate out of North America, some might think this is similar to pressure pumping your commoditized oilfield services but clearly, that’s not the case. Could you just talk about how the drilling and production business lines to differentiate in terms of market share and customer spending patterns?

Sivasankaran Somasundaram Apergy Corporation - President, CEO & Director

Yes. Sure, Dave. As we have pointed out during our discussions of our value creation framework, we like the shape and quality of our portfolio. And particularly, in this current environment, it’s beneficial that Apergy is more focused on the production phase of the well. As you know, the 3 major product lines we have, artificial lift, digital and then our — the diamond cutter business. Artificial lift and digital, which makes up closer to 80% of our business, are very much focused on the production phase of the well. When the well is producing, as you know, the 2 things the operators need after the well goes into production is the artificial lift and the associated digital products, and then the chemicals, production chemicals. Now today, we provide a full suite of artificial lift products and digital products. And then with the transformative merger, which we have coming up with ChampionX, we’ll be adding production chemicals to the portfolio. So today’s Apergy portfolio is exposed to 80% of the production phase of the well. Now with the addition of ChampionX, it’s going to be even more strengthened.

So before I turn it over to Deric for a couple of comments on ChampionX, I would say, on the drilling side, clearly, we would experience a significant decline in that business as we have evidenced in the past downturns when the CapEx spending goes down. And — but the 2 differentiation in our drilling technologies product line, as you know, we are a market share leader in the drilling technologies products, especially in our PDC diamond cutter inserts, and we are a technology leader in the business. And given the technology and market share leadership, even in the cost of the downturn as we experienced in the

2016, this business continues to remain positive EBITDA as well as generating free cash flow. So we feel good about the drilling technologies portfolio in the downturn. It will continue to be able to remain constructive. But the resilient part of our portfolio is our exposure, 80% of our exposure to the production phase of the well.

So Deric, if you want to make a couple of comments about how you’ve seen ChampionX portfolio yet?

Deric D. Bryant Ecolab Inc. - Executive VP & President of ChampionX

Sure. So first, let me just say thank you. The last time you and I were together in a forum like this, it was December ‘19, and we were sharing our joint optimism for the deal. And I would just say that I’m excited and thankful to get to join today and share our continued strong excitement and optimism for the deal. In a lot of ways, this market just enhances the thesis of our 2 companies coming together.

And I’ll just make a couple of quick comments here. The production orientation, you mentioned that Apergy has in its business is consistent. In fact, I would say that ChampionX, this chemical business we bring to the deal, has close to 90% of its business focus on that production phase. And what that really means is that our business depends much more strongly on the OpEx life cycle of our customers’ P&L versus the CapEx life cycle. And I think in times like those we find ourselves in, that is a nice component of the production phase of the oil and gas space to live in.

So as you know, almost 60% of our revenue is generated by our top 20 customers. Those customers are strongly the investment-grade players in our markets amongst the IOCs, the NOCs, the independents and the top kind of big 3 of the oilfield services space. So we believe that the 2 businesses remain highly complementary and highly supportive for a market like we’re in today as well as the traditional market we find ourselves in.

John David Anderson Barclays Bank PLC, Research Division - Director and Senior North America Oilfield Services & Equipment Analyst

Thanks, Deric. So maybe just kind of just digging into a little bit on some of your customer responses here as it relates to sort of the drilling side and the production side and how that all ties together. And I have more questions on ChampionX in a little bit here.

But Soma, maybe just kind of talk about kind of what the recent customer conversations have been like, maybe both on the drilling side and on the production side? I would think that the production side still is the best bang for the buck going forward. It’s more of a recurring revenue stream. On the drilling side, of course, there’s an international component to that as well. So maybe if you could talk to both sides of that, please.

Sivasankaran Somasundaram Apergy Corporation - President, CEO & Director

Yes. Absolutely, Dave. So on the drilling side, clearly, we are starting to see the impact of the customers pulling back on their CapEx spending. And as you mentioned, it’s more pronounced in the North American side right now. We are continuing to see opportunities on the international side but definitely more pronounced in the North American side. And we are seeing the impact of that.

Now we have been through these downturns before, right? So we have a very experienced management team at Apergy and particularly, in our building technologies business, who knows how to quickly adjust to these changing conditions. So I would say that we have our full downturn plan deployed and in motion. And so they are very well equipped to navigate this downturn. And the one issue I wanted to address, in times like this, in the previous downturns, destocking becomes a major, major item. But we think in this downturn, given the destocking we recently went through in late Q3 of last year and Q4 of last year, the impact of destocking in this downturn will be somewhat limited because the customers have already done some destocking. Now the extent of rig count decline will prompt some additional destocking, but the inventory levels that our customers are not at a level like we have seen in 2014 also. So that’s just a nuance, given the fact that our customers have already gone through some destocking in — towards the end of last year.

John David Anderson Barclays Bank PLC, Research Division - Director and Senior North America Oilfield Services & Equipment Analyst

So how would you think the artificial lift business would trend as well? I mean, it seems to me that there would be certainly an issue with — I know there’s been some talk about E&PS trying to shut in production. But if you’re at this point of where artificial lift is being applied, it seems like there’s almost kind of no turning back to a certain extent. Wouldn’t there be — would there be some risk of formation damage if, all of a sudden, you were just to pull back on artificial lift? That’s why I was thinking maybe it’ll be more of a recurring element to the lift side.

Sivasankaran Somasundaram Apergy Corporation - President, CEO & Director

Yes. Absolutely. So when you think about on the production side, as we have said, in 2019, if you look at it, 45% of our revenues came from what we call the recurring revenue stream, which includes the replacement parts of artificial lift system, including like several parts of pump parts as well as our digital revenues, which includes things like monitoring services as well as license fees and so on and so forth. So 45% of our PAT revenue, Production & Automation Technologies revenue, tends to be recurring revenue. So that tends to be a little more resilient.

Now clearly, the OpEx also gets impacted in these type of situations but not to the same extent that CapEx would impact. So — but if the production shouldn’t happen, there will be some temporary impact to the artificial lift product lines as well. And so in the spectrum of artificial lift, clearly, rod lift tends to be more resilient in these times. As you know, ESP tends to be more levered to completions. So you will see more impact on ESP as CapEx tends to get pulled back more and more. But I think in keeping the portfolio where we are, we feel we are better positioned to get through this.

John David Anderson Barclays Bank PLC, Research Division - Director and Senior North America Oilfield Services & Equipment Analyst

So before I move on to touching on your operational updates you’ve put out, I just wanted to talk briefly about your supply chain, kind of how that’s holding up. Any parts just concerning you maybe on the drilling or the production side, kind of any on the — or on the manufacturing side? Has the kind of quarantining and social distancing and whatnot, has that impacted any work schedules yet?

Sivasankaran Somasundaram Apergy Corporation - President, CEO & Director

Yes. Great question, Dave. As you know, we are classified under the critical infrastructure services, so all of our manufacturing facilities and field repair facilities, they’re all operational. And we have taken every measure we can for social distancing, including things like staggered shifts, making sure that we create extra space for brakes, like pitching a tent in the parking lot so people have more spaces to have lunch and take breaks. So we are pretty active in making sure we do that.

In terms of supply chain, we are monitoring this pretty closely with each of our suppliers. And so far, especially given the shelter-at-home imperative in many of the states, we are looking at each of our suppliers. So far, we have not had any disruption because most of our suppliers were also exempted under the critical infrastructure services. So they have continued to be operational. So we are monitoring this. So far, we have not seen any disruption.

John David Anderson Barclays Bank PLC, Research Division - Director and Senior North America Oilfield Services & Equipment Analyst

Okay. So let’s just — you just put out an operational update just last week. I was just wanting a few little maybe follow-ups on that. We don’t have to get into it. You were pretty explicit on everything, did $65 million in annual cost savings, put some headcount reductions out there, a $50 million CapEx reduction versus last year’s levels. You didn’t mention on the first quarter guidance, so maybe you can just kind of touch on that. You didn’t — with a lot of companies are withdrawn in the first quarter is basically — is the reason for that is because you’ve already seen most of the quarter already came in? Maybe you could just talk to that for a moment there, Soma?

Sivasankaran Somasundaram Apergy Corporation - President, CEO & Director

Yes. You’re correct. We have not withdrawn our first quarter guidance, but I also want to state that we are not reaffirming guidance at this time. As you know, prior to the OpEx press meeting and coronavirus impact and as we shared in our Q4 call, which was on February 25, we mentioned that Apergy was on a good trajectory in Q1. So there are still a lot of number of moving parts, and we’ll have to finalize the month of March. The first part of the month was constructive, right? So — but there are still moving pieces. So we think it’s important to have a comprehensive view of the outcome of the quarter before we communicate more to the market on that.

John David Anderson Barclays Bank PLC, Research Division - Director and Senior North America Oilfield Services & Equipment Analyst

Okay. So let’s move on to the balance sheet and liquidity. It went up pretty clearly in your business update,

but some investors we’ve spoken with have had some concerns about your leverage. Can you just maybe remind us on your current debt situation, some of your maturities? And I’ve got a lot of questions about any covenants that are out there. Maybe if you could just address those for us, Soma.

Sivasankaran Somasundaram Apergy Corporation - President, CEO & Director

Yes. Sure. So we have 3 pieces of debt. We have an undrawn revolver that matures in May of 2023 [off tune]. And then we have a $265 million term Loan B that matures in May of 2025 and $300 million of bonds that mature in May of 2026. So as you can see, we have no near-term maturities. Additionally, with the $35 million in cash we disclosed, we have over $270 million in liquidity, including the borrowing capacity of our revolver.

Regarding the covenants, the first point I’d like to make is that they are for the benefit of our commercial bank revolving lenders only. Our term Loan B does not have the benefit of financial maintenance covenants. Our total debt-to-EBITDA leverage covenant currently requires the ratio less than 3.75x. We are currently at 2.2x at year-end. The other covenant is EBITDA-to-interest expense and currently requires a ratio greater than 2.75. We were at 6.3x at year-end. So you can see, currently, we are comfortably inside our required covenants levels. And we have kind of also mentioned that in our — in the update we provided, posted on our website yesterday as well, Dave. So again, hopefully that clarifies some of the debt maturities and the covenant requirements.

John David Anderson Barclays Bank PLC, Research Division - Director and Senior North America Oilfield Services & Equipment Analyst

I think that certainly does. Now the other question we’re getting a lot of inquiries on is the ChampionX deal, how you’re financing that, pulling that onto your balance sheet? You’re assuming almost $500 million of net debt upon the close here. So 2 questions here. The first, what is the status of that financing? I believe it’s all lined up and backstopped. And second, after you take into account ChampionX’ EBITDA and free cash flow profile, what does the pro forma leverage look like and where do you ultimately want that to end up?

Sivasankaran Somasundaram Apergy Corporation - President, CEO & Director

Yes. So Dave, first and foremost, the financing for ChampionX deal is secure, and the commitment is in place, so there is no risk to that. So I want to make that clear. With respect to the combined company and the leverage, the motive of ChampionX is a significant credit positive for us. So the Apergy business will be adding approximately $350 million in EBITDA. If you recall, in 2019 pro forma, $350 million in EBITDA, with only $492 million of net debt. So the transaction is immediately deleveraging. So pro forma at the end of 2019, or 12/31/2019, we estimate the pro forma leverage is 1.7x, excluding synergies. And if you include the synergies of $75 million, the cost synergies, which we outlined, then the pro forma leverage drops to 1.5x.

So as you can see on the slides we posted yesterday, the combined company’s EBITDA to free cash flow conversion from 2016 through 2019, averaged about 50%. And the free cash flow conversion of the combined business gets to go up during downturns as working capital gets released from the balance sheet. So we have the potential to generate a significant amount of cash flow, which we continue to plan to apply towards debt reduction. So your question on where we wanted to go, as we have mentioned below — before, we’d like to get to one-time leverage or below. So as we continue to generate positive cash flow and continue to fund our obligations related to growth and other things, the remaining available cash flow, we’ll put towards more debt reduction until we get towards the one-time leverage.

John David Anderson Barclays Bank PLC, Research Division - Director and Senior North America Oilfield Services & Equipment Analyst

Pretty clear, Soma. Thank you. Okay. So let’s move on to the third part of the — third topic I wanted to get into, which is the ChampionX deal itself. And maybe just turn off with the strategic rationale. So obviously, a lot has changed in the macro over the last couple of weeks. So one, if anything has changed in terms of the strategic rationale for this transaction? And so the question is not only for you, Soma, but it’s also for Deric. We saw — CEO, Doug Baker was supportive in the operational update, but it would also be good to hear if you could expand on that a little bit more.

Sivasankaran Somasundaram Apergy Corporation - President, CEO & Director

Yes. So clearly, the strategic rationale of Apergy-ChampionX merger is highly compelling. And I feel when you consider the tough oil market, in fact, it has become even more compelling right now, given the combined scale and the focus on production, exposure to large and stable IOC and NOC customers as a combined company, the broad global footprint and then the additional technology differentiation. So I feel the strategic rationale is even more compelling in a tougher oil market. And you — as you correctly said, the Ecolab CEO, Doug Baker, even in the operational update he provided on March 25 to Ecolab shareholders, he continues to reemphasize the focus on completing this merger. So I can tell you, both companies are very committed and focused on completing this merger.

And — so I’ll turn it over to Deric. Maybe Deric, you can talk a little bit about the ChampionX profile and why this combination, how you see the combination as well.

Deric D. Bryant Ecolab Inc. - Executive VP & President of ChampionX

Yes. Certainly. And I would say, certainly, the ChampionX team shares the excitement of the deal, kind of the better-together thesis of the deal. Maybe I could just share, Dave, a bit of ChampionX’s profile. We’re a global leader in applied oilfield chemistry. We are present in every oilfield basin around the world. And it’s interesting, our customers produce oil and gas, but our customers produce, on average, 10x more water in pursuit of that oil and gas may do. So with every drop of oil, gas or water they produce in our applications, they’re consuming our products. So roughly 90% of our sales are consumable, and they’re consumed in these very dynamic environments, because that dynamic technical environment where a customer is producing oil, gas and water, that mix is constantly changes — changing. The challenge is coming from the reservoir and out through to the end market, through the midstream, are constantly changing. So our customers rely on us for innovation, innovation to lead the way as they go for harder-to-treat and harder-to-reach oil, whether it be unconventional, whether it be deepwater, whether it be oil sands or tough locations to reach internationally. They count on us for a couple of things, both innovation and that true partnership on site.

I purposely said we are applying oilfield chemistry that is largely applied through our network of on-site experts that are located near the wellhead all around the world, both onshore and offshore. We bring some key points of differentiation. Chief among them is our scale, our scale to both ensure quality supply, so supply of our products, which, in this COVID environment, is even more highlighted and valued by our customers, so the ability to be nimble and agile and assure supply but also that ability to diagnose, diagnose the needs of our customers and adapt to those changing needs, that is really where the value is created in our world. We rely on an innovation suite of more than 1,700 patents and 400 scientists and technologists. We have presence from the basins around the world. And I’m proud to say that like Apergy, we are proud to be advocates for our customers, and we’ve recently rated #1 in customer satisfaction, both by EnergyPoint and Kimberlite. And I’ll tell you, our teams have a lot of pride when we look across the way at our Apergy counterparts. We see them also rank #1 in customer service and all of the primary fields where they operate as well as an impressive #1 ranking in digital oilfield, which creates a lot of excitement for our teams.

I think one thing we’re happy to bring to this better-together thesis is our business diversification. When you look at the ChampionX business, it’s very diverse from a segment perspective, from a geographic perspective and from a customer perspective. Geographically, we roughly have 50% of our business U.S.-based, another 50% of it based internationally and really spread all over the world in all of the key oilfield basins. So at times when customers are making decisions about where they will go to meet future demand, we stand to benefit as we are present in all of those international markets. We’re excited with the prospects of opening those international markets up to the business mix that Apergy has. So we’re present in many segments: onshore, offshore, oil sands, reservoir production and midstream. We have solutions for the technical challenges in oil, gas and water, as we have talked about. And we have a very diverse customer mix. I mentioned earlier, I’ll say again, almost 60% of our revenue comes from our top 20 customers, and those top 20 customers really balance across international oil companies, national oil companies, independents and oilfield services, predominantly the big 3. So we have a very large and stable customer base that we feel brings a strong opportunity to joint market across both the Apergy lines and the ChampionX lines.

And I will say that despite challenging times, which we go through in oil and gas, we believe, historically, the underlying megatrends really drive our business. So the growth of people on the planet, so the sheer population growth, the growth of prosperity in emerging middle class and the needs of the planet, we think, serve what we do very well. The needs of the planet with water scarcity would need to do more with less carbon footprint. We help support those mega trends. We take it — we take source of pride that we help the world meet energy demand and do it responsibly, and we bring technologies across that production profile in our production enhancement, enhanced oil recovery and others that really meet those megatrends.

John David Anderson Barclays Bank PLC, Research Division - Director and Senior North America Oilfield Services & Equipment Analyst

So Deric, before I get into some of the mechanics that we want to talk about, just maybe 1 last question on the business itself. So if we look back to the last collapse of oil prices back in 2014, I guess I’m curious is how did ChampionX react during that? What was sort of — what kind of happened during that process? It was part of — kind of hard to pull out of kind of broader Ecolab itself. So maybe just a little color in terms of what happened in 2014 to kind of 2016.

Deric D. Bryant Ecolab Inc. - Executive VP & President of ChampionX

Yes. Certainly. Thanks, David. I think this is a really important point, so we’re happy to clarify it. I’ll tell you, as I heard Soma say in his press conference, we feel the same. We’re truly built to withstand, and we are resilient today, more resilient today than even in that ‘14, ‘15 and ‘16 time frame for some important reasons. And I would say, 90% of our operating income today comes from the Oilfield Performance segment, whereas approximately 70% of it in 2014 came from that segment. So specialty performance, that drilling and completing product line was a much bigger component of our mix. That business experienced about a 74% peak-to-trough reduction, whereas the oilfield performance business is much more resilient, much more tied to customer OpEx and production, and it only experienced a 34% drop in production. Today, that business represents almost 90% of our operating income mix. So we feel we are much better placed going into this downturn from a peak-to-trough performance perspective. Does that help bring some clarity, Dave?

John David Anderson Barclays Bank PLC, Research Division - Director and Senior North America Oilfield Services & Equipment Analyst

It certainly does, Deric. That’s very, very helpful in terms of how that mix has shifted, and it certainly does fit in with the rest of the theme with Apergy being a little bit more on the production side and having a more resilient business.

So Soma, just a couple of last final questions here that are sort of on the minds of people. I guess probably the first question is just the deal itself and the mechanics of the deal to get this closed. There was — considering how the stock price and the macro and whatnot, there was some concerns out there that the deal could get renegotiated or potentially even fall apart. I guess the question is what’s left in terms of the key milestones between now and the deal close? And what, if anything, has changed since this crisis began regarding the mechanics and the closing of the deal?

Sivasankaran Somasundaram Apergy Corporation - President, CEO & Director

Yes, David. Like I said, we both — both companies are very focused on getting this merger closed. The integration planning is well underway. And so in terms of — it’s important to remember, the transaction has a binding contract, which is publicly available. The terms of the transactions are pretty much set, and the ownership ratio is fixed. So the impact of how price is — I mean, there’s no impact — it’s not impacted by the stock price movements or things like that, right? So in terms of what is left, the 2 key steps that needs to get done, which we are — we feel we are still on track to get it completed before end of Q2 is 1 is getting our [S-4 Form] effective, and which we are actively working on that.

And then the second part of the milestone is the shareholder vote from Apergy shareholders, which we are currently focusing on getting it done by — towards the end of May. So I feel that we are on a good track. Both companies are focused on getting this done, and we are still focused on getting this done before the end of Q2.

John David Anderson Barclays Bank PLC, Research Division - Director and Senior North America Oilfield Services & Equipment Analyst

So Soma, my final question here is just on the exchange offer to Ecolab shareholders. Is the new element of — to the dealers that was introduced in the S-4 filed last month, was this Ecolab’s ideas? And do you believe this is a favorable development for Apergy’s shareholder perspective?

Sivasankaran Somasundaram Apergy Corporation - President, CEO & Director

Yes. The transaction always allowed Ecolab to determine whether to distribute the shares via a spinoff distribution or a split-off exchange offer. And from our perspective, either was fine for us. But we do think that the exchange offer is a slight positive for us, for Apergy, as it means the holders will actively choose to exchange their share, which could reduce the churn because the people who choose to exchange the share would prefer to hold the shares. So overall, we think the pro forma company will pretty quickly find a strong following and natural shareholder base. So we are getting good reception as we start to communicate the pro forma company’s equity story to new shareowners. And we think the combined Apergy-ChampionX will become an important core holding for investors seeking exposure to high-quality players globally in the stable production focus type of a market. So that’s how we view the exchange offer.

John David Anderson Barclays Bank PLC, Research Division - Director and Senior North America Oilfield Services & Equipment Analyst

Understood. Thank you very much, Soma, and thank you very much, Deric. So that marks the end of our virtual fireside chat. On behalf of the Barclays Energy team, I’d like to thank Soma and the rest of Apergy’s management team for the opportunity to host today’s call. Hopefully, we’ve achieved our goal of this call, which have been to clear up a number of misconceptions that have been impacting the stock as of late. If any investors would like to discuss this further, please reach out to me at jdavid. anderson@barclays.com, or give me a ring at (212) 526-4016.

Thanks for joining, and stay safe out there, everybody. Thank you.

Sivasankaran Somasundaram Apergy Corporation - President, CEO & Director

Thanks, Dave.

Deric D. Bryant Ecolab Inc. - Executive VP & President of ChampionX

Thank you.

Operator

Thank you, ladies and gentlemen. That concludes today’s call. Thank you for participating, and you may now disconnect.

Forward-Looking Statements

This document contains statements relating to future actions and results, which are “forward-looking statements” within the meaning of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Such statements relate to, among other things, Apergy’s market position and growth opportunities. Forward-looking statements include, but are not limited to, statements related to Apergy’s planned merger with ChampionX, statements related to Apergy’s expectations regarding the performance of the business, financial results, liquidity and capital resources of Apergy, the effects of competition, and the effects of future legislation or regulations and other non-historical statements. Forward-looking statements are subject to inherent risks and uncertainties that could cause actual results to differ materially from current expectations, including, but not limited to, tax and regulatory matters; and changes in economic, competitive, strategic, technological, regulatory or other factors that affect the operation of Apergy’s businesses. You are encouraged to refer to the documents that Apergy files from time to time with the Securities and Exchange Commission (the “SEC”), including the “Risk Factors” in Apergy’s Annual Report on Form 10-K for the year ended December 31, 2019, and in Apergy’s other filings with the SEC, for a discussion of these and other risks and uncertainties. Readers are cautioned not to place undue reliance on Apergy’s forward-looking statements. Forward-looking statements speak only as of the day they are made and Apergy undertakes no obligation to update any forward-looking statement, except as required by applicable law.

Important Information About the ChampionX Transaction and Where to Find It

In connection with the proposed transaction, Apergy has filed a preliminary proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus with the Securities and Exchange Commission (the “SEC”) and ChampionX Holding Inc. has filed a registration statement on Form S-4 and Form S-1 containing a prospectus. Both Apergy and ChampionX expect to file amendments to these filings before they become effective. INVESTORS AND SECURITYHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PRELIMINARY PROXY STATEMENT AND ANY FURTHER AMENDMENTS WHEN THEY BECOME AVAILABLE AS WELL AS ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT APERGY, ECOLAB, CHAMPIONX AND THE PROPOSED TRANSACTION. Investors and securityholders may obtain a free copy of the registration statements/prospectuses and preliminary proxy statement and any further amendments (when available) and other documents filed by Apergy, Ecolab and ChampionX with the SEC at the SEC’s website at http://www.sec.gov. The registration statements/prospectuses and preliminary proxy statement and other documents (when they are available) can also be obtained free of charge from Ecolab upon written request to Ecolab Inc., Attn: Investor Relations, 1 Ecolab Place, St. Paul, MN 55102, or by e-mailing investor.info@ecolab.com, or upon written request to Apergy, Investor Relations, 2445 Technology Forest Boulevard, The Woodlands, Texas 77381, or by e-mailing david.skipper@apergy.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Apergy. However, Apergy, Ecolab and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Apergy in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Apergy in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Ecolab may be found in its Annual Report on Form 10-K filed with the SEC on March 1, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 15, 2019. Information about the directors and executive officers of Apergy may be found in its Annual Report on Form 10-K filed with the SEC on March 2, 2020, and its definitive proxy statement relating to its 2019 Annual Meeting of Stockholders filed with the SEC on March 25, 2019.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investor Contact: David Skipper

david.skipper@apergy.com

713-230-8031